

17004986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response 12.00

SEC FILE NUMBER
8- 46661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1/1/16____ AND ENDING ____12/31/16____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden,   CT   06450-4858
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante   (203) 599-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - if individual, state last, first, middle name)

157 Church Street   New Haven   CT   06510
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Audit Committee
Infinex Investments, Inc.

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiary (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Infinex Investments, Inc. and Subsidiary as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New Haven, Connecticut
February 27, 2017

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

	2016
ASSETS	
Cash and cash equivalents (Note 3)	$ 10,546,518
Receivable from clearing broker and insurance carriers (Note 13)	6,248,589
Other accounts receivable	931,439
Due from related entities (Note 9)	338,491
Deferred compensation plan assets at fair value (Note 4)	1,037,001
Equipment, furniture and software, net of accumulated depreciation and amortization of $1,768,220 (Note 7)	2,434,147
Other assets (Note 5)	1,994,215
Deferred tax asset (Note 8)	314,967
Intangible assets, net of accumulated amortization of $2,135,971 (Note 6)	3,395,029
Goodwill (Note 6)	4,402,110
Total assets	$ 31,642,506
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$ 7,794,350
Accounts payable and accrued expenses (Note 11)	2,743,166
Income taxes payable	85,441
Securities sold, not yet purchased, at fair value (Notes 4 and 14)	9,911
Deferred revenue	391,529
Subordinated debt (Note 10)	2,571,429
Accrued interest on subordinated debt (Note 10)	36,429
	13,632,255
Commitments and Contingencies (Notes 9, 11 and 14)	
Stockholders' Equity (Notes 9, 12 and 16)	
Common stock, no par value, $1,000 stated capital value, authorized 250,000 shares; issued - 55,811 shares; outstanding - 38,482 shares	1,000
Additional paid-in capital	16,337,523
Retained earnings	3,663,323
Less:	
Treasury stock at cost - 17,329 shares	(1,991,592)
	18,010,254
Total liabilities and stockholders' equity	$ 31,642,509

See Notes to Consolidated Financial Statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
December 31, 2016

Note 1. Nature of Business and Summary of Significant Accounting Policies

<u>Nature of business</u>

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates.

Pursuant to an executed Limited Liability Company Interests Purchase Agreement, dated May 14, 2015, Infinex's parent, Infinex Holdings acquired Essex National Securities Holding Company (ENHC) and its affiliated companies (FSB Investment Services, Essex National Securities LLC (ENSI), and Essex National Insurance Agency (ENIA)) in a stock purchase transaction. The transaction closed effective March 1, 2016 upon receipt of regulatory approval. As a result of the business combination, the Company has expanded its geographic footprint nationally.

The transaction was accounted for at Infinex Holdings in accordance with the accounting standards for acquisition accounting as of March 1, 2016, the date of acquisition. ENSI was registered as a broker dealer with the SEC and FINRA. As part of the regulatory approval noted above, FINRA also approved the subsequent combination of ENSI into Infinex. This combination occurred on July 1, 2016 to provide the time for the proper regulatory notices to customers and to affect the transfer of business at direct carriers and at the Company's clearing firm.

ENSI remains a subsidiary of Infinex Holdings and was not merged with the Company. Rather, Infinex Holdings transferred certain acquired assets and assumed liabilities (which collectively represented the business of ENSI) related to the acquisition of ENSI to the Company at Infinex Holdings' carrying values in accordance with the accounting standards applicable to the transfer of assets among entities under common control as of the beginning of the period that control was obtained, March 1, 2016. Such transfer is considered a business combination under applicable accounting standards. Acquisition debt of Infinex Holdings was not transferred as the Company is not the legal obligor on such debt. See note 2 for additional information regarding this business combination.

In May 2015, Infinex Financial Holdings Inc. ("Infinex Holdings") was formed and a share exchange took place whereby each Infinex Shareholder exchanged its Infinex Shares for shares in Infinex Holdings equal to the number of shares of Infinex Stock held by each Infinex Shareholder. At that time, Infinex Holdings became the sole shareholder of Infinex.

Infinex sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which are shareholders. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of consolidation

The accompanying consolidated financial statement include the accounts of Infinex and its wholly-owned subsidiary BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the evaluation of intangible assets (customer list, trademark, technology and covenants not to compete) and goodwill for impairment.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 3. The Company has not experienced any losses from such concentrations.

Securities Owned

Securities owned are valued at fair value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Securities sold, not yet purchased

Securities sold, not yet purchased represents short sales and are reported at fair value with changes in fair value recognized in income. The Company is required to maintain as collateral, cash or other securities, with its clearing broker.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no

4

quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1   Quoted prices in active markets for identical assets and liabilities.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, credit spreads, and market-corroborated inputs.

See Note 4 for additional information regarding fair value.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity, fixed annuity and insurance products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner. Commissions revenue also includes trailing fees paid by product partners for ongoing services and/or advice provided to underlying investor accounts. Trailing fees are recognized as income when collected. Commissions expense represents the amounts of commissions revenue shared with the Company's subscribing financial institutions. Certain subscriber services are billed in advance and are reported as deferred revenue and certain subscriber services are billed in arrears and are reported as receivables and are recognized ratably over the period that such services are provided.

Other subscriber services and other brokerage income

Other subscriber services and other brokerage income is ancillary income earned on a monthly basis to service, or execute transactions in, investor accounts. Certain subscriber services are billed in advance, reported as deferred revenue and recognized ratably over the period that such services are provided.

Share-based compensation

Certain executive officers and employees participate in a restricted stock plan. The period of time during which the restricted stock will remain subject to restrictions is designated in the grant agreements. The Company recognizes share-based compensation based on the grant date fair value over the requisite service period of the individual grants, which is equal to the vesting period. In connection with the share exchange between Infinex and Infinex Holdings in May of 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex.

Equipment, leasehold improvements, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease life or the estimated useful life of the improvement. Rent expense is recognized on the straight line method over the life of the lease.

Business Combinations

The Company records all acquired assets and liabilities, including goodwill and other intangible assets, at fair value. The initial recording of goodwill and other intangible assets requires certain estimates and assumptions concerning the determination of the fair values and useful lives. The judgments made in the context of the purchase price allocation can materially impact the Company's future results of operations. Accordingly, for all acquisitions, the Company obtains assistance from third-party valuation specialists. The valuations calculated from estimates are based on information available at the acquisition date. The Company charges acquisition related costs to general and administrative expense as they are incurred. These costs typically include transaction and integration costs such as legal, accounting and other professional fees.

The Company initially records receipts of net assets or equity interests between entities under common control at their carrying amounts in the accounts of the transferring entity. Financial statements and financial information are presented to effect the transfer as of the first date for which the entities were under common control. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control then amounts recognized in the Company's financial statements reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

See footnote 2 for additional information regarding business combination.

Goodwill and other intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent Customer Lists, Technology, Covenants Not to Compete and Trademark. These assets are being amortized using the straight-line method over the estimated useful lives of the related intangible, which range from two to thirteen years.

For goodwill, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if

necessary, measures the impairment. Definite lived intangible assets such as customer lists, are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts of such assets may be impaired. No indicators of goodwill or other intangible asset impairment were identified for the year ended December 31, 2016.

Income taxes

In May 2015, the Company became a wholly owned subsidiary of Infinex Holdings and is a member of a group that will file consolidated federal and state income tax returns, as applicable, commencing in 2015. In connection therewith, the Company and Infinex Holdings will enter into a Tax Allocation Agreement (the "Agreement") under which each member of the group will adopt the separate return method of allocating current and deferred taxes as if the member was a separate taxpayer. Pending the finalization of the Agreement, the Company and Infinex Holdings have adopted the separate return method of allocating current and deferred taxes as their accounting policy.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statements of Infinex Holdings who is the taxpayer for income tax purposes. Under the terms of the Agreement, the Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to, Infinex Holdings, any related tax benefit or cost realized by Infinex Holdings, as a result of the Company's inclusion in the consolidated Infinex Holdings tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2013, 2014 and 2015. The Company has no liabilities for uncertain tax positions at December 31, 2016.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. The

Company will also need to apply new guidance to determine whether revenue should be recognized over time or at a point in time. ASU 2014-09, as deferred by ASU 2015-14, will be effective for annual reporting periods beginning after December 15, 2017, using either of two methods: *(a)* retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or *(b)* retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09. The Company has not yet selected a transition method and is currently evaluating the impact of the pending adoption of ASU 2014-09 on the consolidated financial statement and related disclosures.

In February 2016, The Financial Accounting Standards Board issued ASU 2016-02, *Leases,* which replaces the existing guidance in ASC 840. The new standard establishes a right-of-use model that requires a lessee to record a right-of–use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The guidance will be effective for annual reporting periods beginning after December 31, 2018 and early adoption is permitted. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statement and related disclosures.

In March 2016, The Financial Accounting Standards Board issued ASU 2016-09, *Compensation – Stock Compensation – Improvements to Employee Share-Based Payment Accounting,* which includes provisions to simplify certain aspects related to the accounting for share based awards and the related financial statement presentation. This ASU includes a requirement that the tax effect related to the settlement of share based awards be recorded in income tax benefit or expense in the statement of earnings. In addition, this ASU modifies the classification of certain shared-based payment activities within the statement of cash flows. The guidance will be effective for annual reporting periods beginning after December 31, 2016 and early adoption is permitted. The Company is currently evaluating the impact that ASU 2016-09 will have on its consolidated financial statement and related disclosures.

In August 2016, The Financial Accounting Standards Board issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,* which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. The amendments in ASU 2016-15 are effective for annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact the new rule will have on its consolidated financial statement and related disclosures.

Note 2.   Business Combination

As described in note 1, in connection with the business combination, Infinex Holdings transferred certain acquired assets and assumed liabilities related to the acquisition of ENSI to the Company at Infinex Holdings' carrying values in accordance with the accounting standards applicable to the transfer of assets among entities under common control as of the beginning of the period that control was obtained, March 1, 2016.

A summary of the assets and liabilities transferred to Infinex is as follows:

Assets		
Cash and cash equivalents	$	3,306,841
Receivable from clearing broker and insurance carriers		1,195,218
Other accounts receivable		136,783
Investments		19,484
Equipment, furniture and software		47,100
Other assets		572,682
Goodwill		3,500,685
Trademark		83,000
Technology		131,000
Covenants not to compete		69,000
Customer list		3,086,000
Deferred tax asset		47,865
Total assets	$	12,195,658

Liabilities		
Commissions payable	$	2,347,682
Accounts payable and accrued expenses		693,380
Income taxes payable		35,998
Total Liabilities		3,077,060
Equity	$	9,118,598
Total Liabilities and Equity	$	12,195,658

The Company's results of operations for 2016 include the results of operations relating to the transferred net assets as though the transfer had occurred as of the beginning of the period that control was obtained, March 1, 2016.

Note 3.   Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third-party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2016, the total amount of securities purchased under agreements to resell was approximately $5,963,000. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All

amounts above the target balance are not considered bank deposits and accordingly are not insured by the FDIC.

Note 4.   Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

The following tables provide the assets and liabilities carried at fair value and measured at fair value on a recurring basis as of December 31, 2016, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2016

2016	Balance as of December 31,	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Stocks:				
Large Cap	$ 72,999	$ 72,999	$ -	$ -
Mutual Funds:				
Fixed Income	12,075	12,075	-	-
Diversified Equity	31,165	31,165	-	-
Equity Sector	155,553	155,553	-	-
International	100,758	100,758	-	-
ETFs				
Fixed Income	29,872	29,872	-	-
International	50,300	50,300	-	-
Equity Sector	157,393	157,393	-	-
Total	$ 610,115	$ 610,115	$ -	$ -
Cash and cash equivalents included in deferred compensation assets	426,886			
Total Deferred Compensation Assets	$ 1,037,001			
LIABILITIES				
Security sold, not yet purchased:				
Mutual Funds:				
Diversified Equity	$ 150	$ 150	$ -	$ -
International	70	70		
ETFs				
Fixed Income	9,691	9,691	-	-
Total	$ 9,911	$ 9,911	$ -	$ -

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company's Level 1 securities include stocks, mutual funds, ETFs and Unit Investment Trusts, which are assets of the Company relating to its Supplemental Deferred Compensation Savings Plan. See Note 12 for additional information regarding this Plan. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or interest rates and yield curves observable at commonly quoted intervals and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2016

Note 5. Other Assets

	2016
Deposits	$ 271,149
Insurance premiums receivable under split dollar life agreement	328,013
Advances to subscribers	906,911
Prepaid expenses	404,892
Other	83,250
Total other assets	**$ 1,994,215**

Advances to subscribers are amortized on the straight line method over the life of the subscriber agreement which range from 2 to 5 years.

Note 6. Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2016 is as follows:

	2016
Goodwill	$ 4,402,110

There was no impairment loss for the year ended December 31, 2016.

Intangible assets were comprised of the following at December 31, 2016:

	2016
Customer list	$ 5,248,000
Trademark	83,000
Technology	131,000
Covenants Not to Compete	69,000
Less accumulated amortization	(2,135,971)
Net Carrying Amount	$ 3,395,029

Note 7.   Equipment, Furniture and Software

At December 31, 2016, equipment, furniture and software consisted of the following:

	2016
Equipment and software	$ 1,492,990
Furniture and fixtures	400,432
Leasehold improvements	662,667
Automobiles	70,743
Work in Progress	1,575,535
	4,202,367
Less accumulated depreciation and amortization	(1,768,220)
Total	$ 2,434,147

Note 8.   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2016 are presented below:

	2016
Deferred tax assets:	
Intangible Assets	$ 269,809
Deferred Compensation	305,470
Deferred revenue	87,024
Total gross deferred tax assets	662,303
Deferred tax liabilities:	
Goodwill	(253,322)
Equipment, furniture and software	(13,793)
Other assets	(80,221)
Total gross deferred tax liability	(347,336)
Net deferred tax asset	$ 314,967

Note 9.   Other Related Party Transactions

At December 31, 2016, the Company had cash on deposit of approximately $113,000, and agreements to purchase securities under agreements to resell of approximately $5,963,000 with a financial institution, which is also a shareholder of Infinex Holdings.

The Company processed and paid expenses for Infinex Holdings. At December 31, 2016, the amount due from Infinex Holdings related to those expenses was approximately $333,000.

As discussed in Note 2, the combination of ENSI occurred on July 1, 2016 to provide time for proper regulatory notices to customers and to affect the transfer of business at direct carriers and at the Company's

clearing firm. As such, ENSI collected revenues consisting of commission, other subscriber services and brokerage income and made payments for commissions and operating expenses on behalf of the Company during the year ended December 31, 2016. At December 31, 2016, the amount due from ENSI was approximately $5,000.

For the year ended December 31, 2016 $6,100,000 of dividend payments were paid to Infinex Holdings from the Company.

In addition, with respect to a line of credit at Infinex Holdings, a pledge of a 51% security interest of the issued and outstanding capital stock of Infinex was granted.

As described in Note 1, in connection with the share exchange between Infinex and Infinex Holdings in May 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex. The compensation expense and related windfall benefit was approximately $304,500 for the year ended December 31, 2016. See note 12 for additional information regarding the Restricted Stock Plan.

For the year ended December 31, 2016 the Company made payments to a shareholder for Computer Services. At December 31, 2016, there were no outstanding amounts due to this shareholder.

Note 10.   Subordinated Debt

In November 2015, the Company received proceeds from a $3,000,000 subordinated loan from its' clearing firm with interest at the Alternate Base Rate, which is equal to the higher of Prime Rate or the Fed Funds Effective Rate, plus 5% (8.75% at December 31, 2016). Under the terms of the loan, principal is payable in seven equal annual installments of $428,571, plus accrued interest if not otherwise forgiven as described herein. Under the terms of the agreement, on each anniversary of the closing date and on the scheduled maturity date, one seventh of the total loan and all interest amounts that have accrued on the loan shall be forgiven as long as an event of default has not occurred, an event of acceleration has not occurred, the clearing agreement has not been terminated and the lender has received revenue under the clearing agreement over the prior twelve months of a minimum of $750,000. As of December 31, 2016 the Company is in compliance with the terms of the subordinated debt agreement and expects to continue to comply with all the terms related to the forgiveness of the loan and related accrued interest.

The following payments are required under the terms of the subordinated loan agreement unless forgiven:

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2016

Year Ending	Amount
2017	$ 428,571
2018	428,571
2019	428,571
2020	428,571
2021 and thereafter	857,145
	$ 2,571,429

This loan is subordinated to the claims of creditors, and qualifies as an addition to net capital under Rule 15c3-1 of the Securities and Exchange Commission. In the event of the Company not meeting the threshold for forgiveness, repayment is dependent on the Company meeting certain minimum net capital requirements and approval from FINRA.

Note 11.   Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base salary, and is reviewed annually in November. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy which is the lesser of the policy's cash value or the sum of premiums paid and is included in the financial statement in other assets (see Note 5). In the year ended December 31, 2016, $17,801 of premiums were paid on the policy.

On April 1, 2004, the Company entered into an employment agreement with its Senior Executive Vice President (the "SEVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The SEVP Agreement provides for an initial stipulated base salary, which is reviewed annually.

On March 1, 2016, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period March 1, 2016 through February 28, 2018, with automatic one-year renewals on the first day of March each year thereafter. The EVP Agreement provides for an initial stipulated base salary which will be reviewed annually in December. In addition to the base salary, the EVP agreement also provides for additional incentive compensation.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued
December 31, 2016

Clearing Firm

The Company has entered into an agreement with its clearing firm that includes cost reimbursement and certain early contract termination fees through 2023. The termination fees are as follows:

Year Ending	Amount
2017	$ 4,600,000
2018	$ 3,800,000
2019	$ 3,200,000
2020	$ 2,600,000
2021	$ 2,000,000
2022	$ 1,600,000
2023	Reasonable and documentable deconversion related expenses

The Company has no intention of terminating their agreement with their clearing firm.

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Year Ending	Amount
2017	$ 750,650
2018	686,830
2019	314,725
2020	186,239
	$ 1,938,444

Line of credit

The Company has a $500,000 unsecured line of credit with a bank which is also a shareholder of the Company, with interest at Prime Rate plus 1 percent (4.75% at December 31, 2016), which is used for operating purposes. There were no borrowings outstanding under this line of credit at December 31, 2016.

Litigation, claims and assessments

In the normal course of business, the Company is involved in various matters relating to claims and assessments. In the opinion of management, any liabilities that may arise as a result of such claims or assessments, will not have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations.

Note 12.   Employee Benefits

401(k) Profit Sharing Plan

On January 1, 2008 the Company adopted a 401(k) Profit Sharing Plan ("the Plan"). The Plan covers all employees meeting specific eligibility requirements. Under the Plan, employees voluntarily contribute certain amounts through salary deferral accounts in an amount not to exceed annual limitations imposed by the IRS. The Plan provides a non-elective contribution equal to 3% of the employees' compensation for the Plan Year. In addition, the Company can elect to contribute an additional discretionary amount, to be allocated by employee groups, in any Plan year.

Supplemental Deferred Compensation Savings Plan

Effective December 2011, the Company implemented a Supplemental Deferred Compensation Savings Plan ("the Deferred Compensation Plan"). The Deferred Compensation Plan covers members of the Board of Directors and eligible employees. Under the Deferred Compensation Plan, the Board of Directors and eligible employees voluntarily contribute eligible compensation. In addition, the Company can elect to contribute a discretionary amount, to be allocated to Board members or employees, based on its discretion, in any Plan year. Employer contributions to the Deferred Compensation Plan are 100% vested on December 31st of the third consecutive calendar year following the Employer contributions or according to the vesting schedule declared for the specific contributions. At December 31, 2016, the obligation of the Supplemental Deferred Compensation Plan of $836,844 is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Restricted stock
Effective December 2013, the Company adopted a Restricted Stock Plan (the "Stock Plan"). The Stock Plan provides awards to certain executive officers and employees who are deemed eligible by the Board of Directors. The maximum number of shares of stock for which Restricted Stock Grants may be made under the Stock Plan is 8,693.

The initial grants of 6,519 awarded in 2013, will be time vested over seven years, with initial vesting on the date of grant. The Company recognizes share-based compensation for restricted stock awards to its employees by measuring such awards at their grant date fair value. Share-based compensation is recognized ratably over the requisite service period, which is equal to the vesting period. The Company recognized approximately $265,000 of share-based compensation expense related to the vesting of restricted stock awards for the year ended December 31, 2016. For the year ended December 31, 2016 the total fair value of shares vested was approximately $371,000. The tax benefit recognized related to compensation cost for shared based payments was approximately $139,000 for the year ended December 31, 2016. For the year ended December 31, 2016 approximately $39,800 of the tax benefit was considered a windfall benefit.

A summary of the status of the Company's unvested restricted stock at December 31, 2016 and the changes during the year then ended is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	
Non-vested restricted grant units at beginning of year	3,930	$	337
Granted	-		-
Vested	(786)		-
Non-vested stock awards at end of the year	3,144	$	337

While all of the shares granted under the Plan have been issued, they are held in escrow by the Company and will be released as vesting occurs and forfeiture provisions expire. At December 31, 2016, 3,144 shares remain held in escrow by the Company.

Recipients of shares granted under the Plan have all the rights of a shareholder, including the right to vote and receive dividends.

Note 13. Securities Sold, Not Yet Purchased

. The Company sold securities short with a fair value of $9,911 year ended December 31, 2016. Cash and other securities on deposit with the Company's clearing organization exceeded $9,911 at December 31, 2016.

Note 14. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 15. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2016 and through the time the financial statement were issued on February 27, 2017 for potential recognition or disclosure in the financial statement.

Note 16.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital (as defined) of approximately $6,120,000, which was in excess of its required net capital of approximately $5,383,000. The Company's net capital ratio at December 31, 2016, was 1.81 to 1.